Room 4561
      September 23, 2005


Leland H. Boardman
Chief Financial Officer
Arkona, Inc.
10542 South Jordan Gateway
South Jordan, Utah 84095
(801) 501-7100

Re: 	Arkona, Inc.
      Form 10-K for the fiscal year ended March 31, 2005
      Filed July 14, 2005
      File No. 000-24372

Dear Mr. Boardman:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB:  For the Fiscal Year Ended March 31, 2005

Controls and Procedures, page 22
1. Tell us how you considered the prior period adjustments disclosed in Note 15 related to software development costs in your assessment that the disclosure controls and procedures were effective as of March 31, 2005. Also tell us what consideration you gave to disclosing any changes in internal control over financial reporting resulting from the discovery of this error.


2. We note your statement that your "principal executive officer, president and principal financial officer concluded that the disclosure controls and procedures are effective in alerting them, in a timely basis, to material information relating to the Company required to be included in reports filed or submitted under the Exchange Act." This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Please confirm whether your disclosure controls and procedures were also effective with respect to the foregoing requirement. Similarly, tell us whether your disclosure controls and procedures were effective with respect to the foregoing requirement as of the interim period ended June 30, 2005. See Exchange Act Rule 13a-15(e).

3. You disclose that there were no significant changes in the internal controls or other factors subsequent to March 31, 2005. Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please confirm to us definitively whether there were any changes in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Similarly, tell us whether there were any such changes in your internal control over financial reporting during the interim period ended June 30, 2005.


Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2
4. We note that the date of the Report of Independent Registered Public Accounting Firm is July 23, 2005, a date after the filing of the Form 10-KSB on July 14, 2005. Please tell us how the issuance date of the report is after the date of the filing.


Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-10
5. We note that your arrangements involve multiple elements. Cite the authoritative literature you follow for each of the activities from which you generate revenue and the basis for this determination.
Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in EITF 00-21 and EITF 03-5. Indicate how you determine fair value for each deliverable. We may have further comment.
6. You indicate that you recognize Product Installation and Training revenue on the basis of percentage of completion. Explain your basis for this accounting treatment. Cite the authoritative literature relied upon in your accounting. Tell us whether the installation is essential to the functionality of the software and/or hardware and whether the installation involves significant modification or customization.
7. We note on page 18 of the filing that you allow customers to decrease front-end installation charges in return for larger monthly support charges. Tell us how you consider these types of concessions in allocating and recognizing revenue.
8. Your disclosure indicates that advance deposits are deferred and recognized over the life of the contract, which is usually less than one month. Explain in detail what the advanced deposits represent, and how you determine the contract period of usually less than one month.
9. We note from disclosure throughout your filing that the ADMS software is able to run on an Application Service Provider ("ASP") model. Explain your revenue recognition policy for arrangements under the ASP model. Tell us how you consider the guidance in EITF
00-3 in accounting for these types of arrangements. In this regard, indicate whether the customer has the right to take possession of the software at any time without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty. Tell us the amount of revenue generated for arrangements under the ASP model in all periods presented.
10. Considering our comments above related to your revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures.


Note 2. Income Taxes, page F-11
11. We note that your reversals of the valuation allowance on your deferred tax asset during the fiscal years ended March 31, 2005 and
2004. Provide us with your analysis of the change in circumstances and the positive and negative evidence considered in both of these years in your reduction of the valuation allowance. The analysis should address the guidance in paragraphs 20 through 25 of SFAS 109.
Tell us how you considered the net losses incurred prior to fiscal 2004 and the net loss before income taxes in fiscal 2005. We also note your discussion on pages 7 and 8, respectively, of the risk factors section entitled "The Company has incurred substantial losses since its inception and may incur losses in the future" and "The Company may be unable to increase the number of customers..."


Note 15. Prior Period Adjustments, page F-17
12. We note from your disclosure that you inappropriately expensed software development costs prior to the software being placed in service. Further explain the facts and circumstances leading to this restatement. Tell us how and when the error was discovered. Also tell us what consideration you gave to labeling the prior period financial statements as restated and disclosing the impact of the restatement on your financial statements for all periods presented and for the fiscal year 2005 interim periods. Refer to paragraph 37 of APB 20. In addition, tell us whether the capitalized software is within the scope of SFAS 86 or SOP 98-1. Explain the basis for capitalizing costs incurred through their being placed in service rather than until the software is ready for its intended use under paragraph 29 of SOP 98-1 or until the product is available for general release to customers under paragraph 6 of SFAS 86. We note that the impact on the statements of operations was a net decrease to
SG&A. To the extent applicable, tell us how you considered the guidance in question 17 of the FASB Staff Implementation Guide to SFAS 86, which indicates that you should report amortization of these types of costs as a component of cost of sales. Also, tell us what consideration you gave to reporting the restatement on Item 4.02 of
Form 8-K.



*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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Leland H. Boardman
Arkona, Inc.
September 23, 2005
Page 1